LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

11 August 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

RECEIVED
2008 SEP 10 P 12:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy each of the announcements dated 8 August 2008 in relation to the following for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934:

1) Proposed disposal by Amsteel Mills Sdn Bhd of the following issued by Silverstone Corporation Berhad:
   i) Zero-Coupon Redeemable Secured Class B and Class C RM denominated Bonds; and
   ii) Redeemable Cumulative Convertible Preference shares.

2) Amsteel Mills Sdn Bhd - Proposals for Lenders' Approval.

08004842

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

PROCESSED
SEP 12 2008
THOMSON REUTERS

c.c. Ms Violet Pagan - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 2162 3448

BURSA MALAYSIA

Form Version V3.0

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION on 08/08/2008 06:01:09 PM

Reference No LI-080808-7087B

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
Company name *	LION INDUSTRIES CORPORATION BERHAD
Stock name *	LIONIND
Stock code *	4235
Contact person *	Wong Phooi Lin
Designation *	Secretary

Type *	● Announcement ○ Reply to query
Subject *	Proposed disposal by Amsteel Mills Sdn Bhd of the following issued by Silverstone Corporation Berhad ("SCB"): i)Zero-Coupon Redeemable Secured Class B and Class C RM denominated Bonds; and ii) Redeemable Cumulative Convertible Preference Shares ("RCCPS")

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents :-*

(This field is to be used for the summary of the announcement)

We refer to the announcements dated 4 December 2007 and 2 June 2008 ("Announcements"). Unless otherwise stated, terms used in this announcement shall carry the same meaning as defined in the Announcements.

The Board of Directors of Lion Industries Corporation Berhad wishes to announce that pursuant to a supplemental agreement dated 8 August 2008, the parties to the AMSB Agreement, namely Amsteel Mills Sdn Bhd ("AMSB"), Gama Harta Sdn Bhd ("Gama Harta") and Jadeford International Limited ("Jadeford") ("AMSB Supplemental Letter"), had mutually agreed to exclude the disposal of the 6,699,994 RCCPS ("SCB RCCPS") by AMSB to Jadeford under the AMSB Agreement and to exclude Jadeford as a party to the AMSB Agreement ("Exclusion"). As a result thereof, in accordance with the terms of the AMSB Supplemental Letter, a sum of RM33,500, being the sum paid to AMSB by Jadeford as the Initial Deposit, the Further Deposit and the Third Deposit in connection with the acquisition of the SCB RCCPS, together with all interest accrued thereon, shall be refunded to Jadeford within three (3) business days from the date of the AMSB Supplemental Letter, or such other date mutually agreed by AMSB, Gama Harta and Jadeford. On and from the date of the AMSB Supplemental Letter, (i) Jadeford shall cease to be a party to the AMSB Agreement and cease to have any rights, title and interest under the AMSB Agreement and shall be irrevocably released and discharged from any and all liabilities, obligations, claims and demands under the AMSB Agreement; and (ii) AMSB and Gama Harta shall have no claims and demands whatsoever under the AMSB Agreement against Jadeford.

LION INDUSTRIES CORPORATION BERHAD (415-D)

....

Secretary

- 8 AUG 2008

Save for the above and all corresponding amendments to the terms and conditions of the AMSB Agreement to take into account the Exclusion, all other terms and conditions of the AMSB Agreement remain unchanged.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Attachment(s):- (please attach the attachments here)

LION INDUSTRIES CORPORATION BERHAD (415-D)

....

Secretary

- 8 AUG 2008

BURSA MALAYSIA

Form Version V3.0

General Announcement

Reference No LI-080808-67764

Submitting Investment Bank/Advisor (if applicable)

Submitting Secretarial Firm (if applicable)

Company name * LION INDUSTRIES CORPORATION BERHAD

Stock name * LIONIND

Stock code * 4235

Contact person * WONG PHOOI LIN

Designation * SECRETARY

Type * ● Announcement ○ Reply to query

Subject :* AMSTEEL MILLS SDN BHD
PROPOSALS FOR LENDERS' APPROVAL

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents :-*

(This field is to be used for the summary of the announcement)

We refer to the announcements made on 4 December 2007, 2 June 2008 and 8 August 2008 pertaining to, inter alia, the proposed disposal by Amsteel Mills Sdn Bhd ("AMSB"), a 99% owned subsidiary of the Company, of AMSB's zero-coupon redeemable secured Class B and Class C RM denominated bonds ("SCB Bonds") issued by Silverstone Corporation Berhad ("SCB") ("Proposed Disposal of SCB Bonds"), which is subject to, inter alia, the approval of the lenders of AMSB.

Announcement Details :-

(This field is for the details of the announcement, if applicable)

The Board of Directors of Lion Industries Corporation Berhad hereby announce that a meeting of the financial institution creditors who are the lenders of AMSB ("Scheme Creditors"), will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on Monday, 8 September 2008, at 10.30 a.m. pursuant to the order of the High Court of Malaya granted on 14 December 2007 under Section 176(1) of the Companies Act, 1965 ("Act") to consider and approve the proposals set out in the ensuring paragraphs ("Proposed Scheme"). There is no order under Section 176(10) of the Act to restrain legal proceedings against AMSB. The said order applies only to the Scheme Creditors and not other creditors of AMSB.

The proposals within the Proposed Scheme are as follows, which are not inter-conditional with each other:

i) the Proposed Disposal of SCB Bonds;

ii) the proposed disposal of AMSB's 11,349,148 ordinary shares of RM1.00 each in the share capital of SCB and 6,699,994 redeemable cumulative convertible preference shares of RM0.01 each issued at a premium of RM0.99 by SCB ("RCCPS") to Lion Forest Industries Berhad ("LFIB"), pursuant to the conditional takeover offer by LFIB to acquire the remaining ordinary shares of SCB and RCCPS not already owned or held by LFIB and Jadeford International Limited respectively, as set out in an offer

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

- 8 AUG 2008

notice served on the Board of Directors of SCB on 28 May 2008. AMSB's SCB shares and RCCPS are currently pledged to the Scheme Creditors;

iii) the proposed leases and licences of such part of the lands owned by AMSB, which lands are currently charged to the Scheme Creditors; and

iv) the proposed rules for the convening of meetings of the Scheme Creditors.

The Scheme of Arrangement Document and Explanatory Statement of AMSB in respect of the Proposed Scheme have been despatched to the Scheme Creditors on 8 August 2008.

The Proposed Scheme is subject to and conditional upon the sanction of the High Court of Malaya pursuant to Section 176 of the Act, other than the approval of the Scheme Creditors. The Proposed Scheme shall be effective upon lodgment of an office copy of the order of the High Court sanctioning the Proposed Scheme with the Companies Commission of Malaysia.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Attachment(s):- (please attach the attachments here).

LION INDUSTRIES CORPORATION BERHAD (415-D)

....

Secretary

- 8 AUG 2008

END